Filed by 3D Systems Corporation

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Stratasys Ltd.

Commission File No.: 001-35751

3D Systems Updates its Shareholders on its Proposal for Stratasys

ROCK HILL, South Carolina, June 20, 2023 – 3D Systems (NYSE: DDD) (“the Company”) today provided an update to its shareholders regarding its proposal to combine with Stratasys Ltd. (NASDAQ: SSYS) (“Stratasys”) in a cash and stock merger that would convert each Stratasys share into $7.50 in cash and 1.2507 newly issued shares of 3D Systems common stock1. The combination would result in Stratasys shareholders owning approximately 40% of the combined company and receiving approximately $540 million in cash.

President and CEO Dr. Jeffrey Graves stated, “Following the overwhelmingly positive market reaction to our proposal and the positive outreach we have received from numerous shareholders, we felt it was important to provide a public update to our shareholders, given that Stratasys has not engaged with 3D Systems since we sent our proposal 21 days ago, or commented publicly other than confirming receipt of our proposal.”

Dr. Graves continued, “We remain steadfast that the combination of our two companies offers our collective shareholders the most compelling immediate value, long-term upside and certainty to close. The additive manufacturing industry is at a pivotal moment—and we believe that now is the right time to pursue this combination in order to leverage the advantages of scale that our combined company would deliver. We are confident that our proposal is superior to Stratasys’s existing transaction, and as such, we would expect the Stratasys Board to engage promptly with us to reach agreement on a transaction for the benefit of shareholders of both companies. We are committed to bringing this combination to fruition as quickly as possible.”

The Company notes the strong market reaction to its proposal, including that on June 2, 2023, the day the proposal was disclosed to the market by 3D Systems, Stratasys shares rose 11.26%. Further, the 11.40% increase in 3D Systems shares on the day of disclosure drove an additional value increase for both companies’ shareholders. The merits of the Company’s proposal were also highlighted by industry analysts, including Troy Jensen at Lake Street Capital Markets, who stated in a research note on June 5, 2023, “If you believe scalability is needed for the additive manufacturing industry…then the combination of 3D Systems and Stratasys probably makes the most sense.”

The Company further reaffirms the key benefits offered by the combination, which include:

•         Highly Certain, Significant Value Creation

o	As of market close on Friday, June 16, proposal represents a value of $19.31 per Stratasys share, a ~30% premium to Stratasys’ closing share price on May 24, 2023, the last trading day before the announcement of the proposed Stratasys-Desktop Metal transaction.
o	Reaffirms clearly identified cost synergies of at least $100 million from SG&A savings, R&D integration and COGS optimization, primarily realized in the first twelve months post-close.

•         No Financing Contingency

o	Cash consideration funded by cash already available on the pro forma balance sheet.
o	No new debt or additional equity issuance required or contemplated at this stage.

•         High Confidence in Regulatory Clearance

o	Complementary platforms present minimal direct product overlap while creating significant synergies in R&D spend optimization.
o	No CFIUS or ITAR closing conditions required.
o	3D Systems is confident that all applicable regulatory clearances of the proposed combination will be obtained.

1 Assumes 135.3m and 71.1m fully diluted shares outstanding for 3D Systems and Stratasys, respectively.

•         Transactional Speed and Certainty

o	Entrance into a definitive merger agreement without delay and on terms that provide Stratasys shareholders with at least as much deal certainty as the existing all-stock merger agreement with Desktop Metal.

Goldman Sachs & Co. LLC is acting as exclusive financial advisor and Freshfields Bruckhaus Deringer (US) LLP, together with Herzog, Fox & Neeman in Israel, is acting as legal counsel to 3D Systems.

About 3D Systems

More than 35 years ago, 3D Systems brought the innovation of 3D printing to the manufacturing industry. Today, as the leading additive manufacturing solutions partner, we bring innovation, performance, and reliability to every interaction – empowering our customers to create products and business models never before possible. Thanks to our unique offering of hardware, software, materials, and services, each application-specific solution is powered by the expertise of our application engineers who collaborate with customers to transform how they deliver their products and services. 3D Systems’ solutions address a variety of advanced applications in healthcare and industrial markets such as medical and dental, aerospace & defense, automotive, and durable goods. More information on the company is available at www.3DSystems.com.

Forward-Looking Statements

Certain statements made in this document that are not statements of historical or current facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from historical results or from any future results or projections expressed or implied by such forward-looking statements. In many cases, forward-looking statements can be identified by terms such as “believes,” “belief,” “expects,” “may,” “will,” “estimates,” “intends,” “anticipates” or “plans” or the negative of these terms or other comparable terminology. Forward-looking statements are based upon management’s beliefs, assumptions and current expectations and may include comments as to the company’s beliefs and expectations as to future events and trends affecting its business and are necessarily subject to uncertainties, many of which are outside the control of the company. The factors described under the headings “Forward-Looking Statements” and “Risk Factors” in the company’s periodic filings with the Securities and Exchange Commission, as well as other factors, could cause actual results to differ materially from those reflected or predicted in forward-looking statements. In particular, we note that there is no assurance that a definitive agreement for the transaction referenced in this document will be entered into or consummated or that integration will be successful or synergies will be realized if such transaction were to be consummated. Business combination proposals, transactions and integrations are subject to numerous risks and uncertainties. Although management believes that the expectations reflected in the forward-looking statements are reasonable, forward-looking statements are not, and should not be relied upon as a guarantee of future performance or results, nor will they necessarily prove to be accurate indications of the times at which such performance or results will be achieved. The forward-looking statements included are made only as of the date of the statement. 3D Systems undertakes no obligation to update or revise any forward-looking statements made by management or on its behalf, whether as a result of future developments, subsequent events or circumstances, or otherwise, except as required by law.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities. This communication relates to a proposal which 3D Systems has made for a business combination with Stratasys. In furtherance of this proposal and subject to future developments, 3D Systems (and, if a negotiated transaction is agreed, Stratasys) may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document that 3D Systems and/or Stratasys may file with the SEC in connection with the proposed transaction.

Investors and security holders of 3D Systems and Stratasys are urged to read the proxy statement(s), registration statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of 3D Systems and/or Stratasys, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by 3D Systems through the web site maintained by the SEC at http://www.sec.gov.

This document shall not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, 3D Systems and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about 3D Systems’ executive officers and directors in 3D Systems’ definitive proxy statement filed with the SEC on April 5, 2023. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov.

Contacts

Investors:

investor.relations@3dsystems.com

Media:

FTI Consulting

Pat Tucker/Rachel Chesley/Kyla MacLennan

3DSystems@fticonsulting.com